NOVA LIFESTYLE, INC.

                                                                                                       October 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Pamela Long, Assistant Director

Re:	Nova Lifestyle, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on September 18, 2017
File No. 333-219263
Form 8-K
Filed August 23, 2017
File No. 001-36259
Form 10-K for the Fiscal Year Ended Dec. 31, 2016
Filed April 14, 2017
File No. 001-36259

Dear Ms. Long:

Nova LifeStyle, Inc. (“Nova LifeStyle” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated September 25, 2017 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.  For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 8-K filed August 23, 2017

1.          Please file your employment agreement with Mr. Jeffrey Chuang, Chief Financial Officer as an exhibit to your next quarterly report on Form 10-Q. See Item 601(b)(10) of Regulation S-K.

Response:

The Company will file the employment agreement with Mr. Jeffrey Chuang, its Chief Financial Officer, as an exhibit to its next quarterly report on Form 10-Q.

Form 10-K for the year ended December 31, 2016

Management’s Discussion and Analysis, page 21
Results of Operations, page 27

2.          We note your response to comment number seven in our letter dated August 8, 2017. To the extent providing such price discounts on new products are expected to be material, please expand your disclosures to include your policy for providing provisions for such discounts and any other consideration to customers. For such customer consideration, please quantify the amounts recorded for each period presented. Furthermore, please explain the significant terms of your customer incentive programs, how you determine the amount to accrue each period, and how and when it impacts your revenue recognized.

Response:

The price discounts are in essence sales discounts that are offered at the time of purchase of new products by our customers. They are sales incentives offered voluntarily by us as part of our marketing programs. Each incentive is linked to a single transaction, and we do not receive an identifiable benefit from the customer in exchange for the sales incentive. The sales incentives do not result in a loss on the sale of our products. There is no variable or contingent element in each sales transaction. Each customer order in a month is independent of any prior order from that customer. These price discounts represent adjustments to the selling prices of our products and therefore are characterized as a reduction of revenue when recognized in our income statement, in accordance with ASC 605-50.

Specifically, we offer a 3% rebate program (a type of price discounts) to all our customers whose monthly net purchases exceeded $250,000, except for e-commerce customers. In addition, we offer a 10% promotion discount on certain selected categories of products to certain existing customers and e-commerce customers in monthly basis. For example, we may offer 10% off for all bedroom furniture in January, 10% off for all living room furniture in February, 10% off for all bars and stools furniture in March, and so forth. For aging and seasonal products, we have offered steep clearance discounts to our customers from time to time. Those products were sold as final and no returns were accepted. All of these price discounts are recorded as a reduction of revenue when recognized in our income statement, in accordance with ASC 605-50.

The following table shows the discounts and rebates that we provided to our customers during the fiscal year ended December 31, 2016, all of which were recorded as a reduction of our 2016 revenues:

2016
Discount - Promotion	$894,442.77
Discount - Clearance	$39,010.09
Rebate	$1,012,864.65
Total	$1,946,317.51

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Tawny Lam
Tawny Lam
Chairperson, President and Chief Executive Officer of Nova Lifestyle, Inc.